(All dollar amounts are United States dollars unless otherwise stated)

ASANKO GOLD ANNOUNCES 2019 RESULTS

FROM THE ASANKO GOLD MINE JOINT VENTURE

Vancouver, British Columbia, January 16, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announce results for the fourth quarter ("Q4") and full-year ("FY") 2019 from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko.  The Company expects to release its full financial and operational results before the market opens on February 13, 2020.

AGM Q4 Highlights (100% basis):

  Record proceeds of $96.8 million generated from gold sales of 66,095 ounces at an average realized price of $1,465 per ounce

  Record gold production of 66,112 ounces

  Mined 1.41 million tonnes ("Mt") of ore, including 0.56Mt of ore from Esaase

  Processed record 1.46Mt of ore with an average gold grade of 1.5 grams per tonne ("g/t")

  Preliminary all-in sustaining costs1 ("AISC") of $969/oz

  One lost time injury recorded during the quarter

AGM FY Highlights (100% basis):

  Record proceeds of $342.4 million generated from gold sales of 248,862 ounces at an average realized price of $1,376 per ounce

  Record annual gold production of 251,044 ounces, exceeding upper end of guidance of 225,000 - 245,000 ounces

  Preliminary AISC of $1,112/oz, 5% above guidance of $1,040 - $1,060/oz

  One lost time injury with a lost time injury frequency rate of 0.16 per million man-hours worked during the FY 2019

"2019 was a pivotal year for the Asanko Gold Mine as it transitioned from a significant capital investment phase to generating free cash flow in the latter part of the year," said Greg McCunn, Chief Executive Officer. "The processing plant continued to operate very well with record production from 5.5 million tonnes processed in 2019, resulting in the AGM exceeding its production guidance for the year with 251,044 ounces produced. Based on preliminary estimates, all-in sustaining costs for the year are expected to be about 5% above the upper end of our guidance as costs in Q4 were adversely impacted by the processing of lower grade stockpiles. We expect to provide 2020 production and cost guidance in mid-February along with the results of the AGM updated Life of Mine plan.

"Over the second half of 2019, the Company's financial position strengthened considerably with our corporate cash and receivables balance increasing to over $35 million at year-end, an increase of over $27 million. The Company also has no debt."

Health and Safety

There was one lost time injury ("LTI") and total recordable injury ("TRI") reported during Q4.

During the FY, there was one LTI and TRI reported, resulting in a LTI frequency rate and a TRI frequency rate of 0.16 per million man hours worked, respectively.

Production
In Q4, the AGM sourced ore from the Nkran and Esaase pits, including the Esaase South pit, as well as run of mine stockpiles. At Nkran, waste mining operations of the final stage of the western portion of the Cut 2 pushback were concluded early in the quarter. During the quarter, 2.62Mt of waste and 0.85Mt of ore at an average gold grade of 1.9 g/t were mined from the Nkran pit. The Esaase pits collectively delivered 0.56Mt of ore at an average gold grade of 1.3 g/t with 2.34Mt of waste mined.

In Q4 an upper bench slippage in the western wall of the Nkran pit resulted in a higher reliance on the processing of lower-grade stockpiles than forecasted. With slope stability radar monitoring, the event was anticipated and the pit was vacated in advance of the slippage with no injuries or damage to equipment.  Full mining operations resumed in the Nkran pit three days after the slippage with a focus on clean-up operations which resulted in lower grades being mined from the Nkran pit adversely impacting AISC this quarter. The slippage is not expected to materially affect 2020 production and its impact, if any, on the longer term mine plan will be included in the updated Life of Mine plan, expected to be completed in Q1 2020.

The processing plant milled a record 1.46Mt at a gold grade of 1.5 g/t during the quarter with metallurgical recovery averaging 94%.  For FY 2019, the processing plant milled 5.5Mt at a gold grade of 1.5 g/t with metallurgical recovery averaging 94%.

Preliminary Costs

Preliminary operating cost estimates for the AGM during the quarter are provided below, with final operating costs to be released in conjunction with the FY 2019 Consolidated Financial Statements and Management Discussion & Analysis on February 13, 2020.  In Q4, preliminary operating cash costs per ounce1 for Q4 were $790, preliminary total cash costs per ounce1 were $863, and preliminary AISC per ounce were $969.  Costs were higher than expected as a result of an upper bench slippage in the western wall of the Nkran pit which resulted in a higher reliance on the processing of lower-grade stockpiles during the quarter.  This led to lower-than-anticipated feed grade which translated to higher-than-expected production cost on a per-ounce basis.

For FY 2019 preliminary operating cash costs per ounce were $776, preliminary total cash costs per ounce were $845, and preliminary AISC per ounce were $1,112.  AISC were 5% higher than the annual cost guidance of $1,040 - $1,060/oz.

AGM Key Production Statistics (100% basis)	Units	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Total Tonnes Mined	000 t	6,362	7,477	8,864	8,088	9,740
Waste Tonnes Mined	000 t	4,956	6,372	7,808	6,584	8,370
Ore Tonnes Mined	000 t	1,405	1,105	1,056	1,505	1,370
Strip Ratio	W:O	3.5:1	5.8:1	7.4:1	4.4:1	6.1:1
Average Gold Grade Mined	g/t	1.6	1.5	1.6	1.4	1.5
Ore Treated	000 t	1,460	1,439	1,375	1,224	1,238
Gold Feed Grade	g/t	1.5	1.4	1.5	1.6	1.6
Gold Recovery	%	94	94	93	93	95
Gold Produced	oz	66,112	62,440	62,067	60,425	59,823
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Sales and Liquidity

Gold production for the quarter totalled 66,112 ounces with gold sales of 66,095 ounces at an average realized price of US$1,465 per ounce, generating record gold sales proceeds of $96.8 million for the JV. At the end of the year, the JV held approximately $43.8 million in unaudited cash ($3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in gold receivables and $2.8 million in dore. The JV's $30 million revolving line of credit remained undrawn at year-end.

The Company held $35.5 million in unaudited cash and receivables at the year-end and has no debt.

Qualified Person Statement

The technical contents in this news release have been approved by Mike Begg, Pr.Sci.Nat., Senior Vice President Technical Services of Asanko Gold Inc., who is a "Qualified Person" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a description of the methodology used to calculate these non-GAAP performance measures, see the Non-GAAP Measures section of Asanko's previously filed Q3 2019 Management Discussion and Analysis; reconciliations of these measures to the Company's financial results will be reported in accordance with IFRS in the FY2019 MD&A to be filed in the coming weeks.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold.  Total cash costs include production royalties of 5%.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of AISC as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

Enquiries:

Lynette Gould SVP Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +1 778 729 0608 Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements in this news release include, but are not limited to: statements in respect of AGM's generation of free cash flow and statements in respect of the future strength of Asanko's balance sheet. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Asanko.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to:  mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.

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